FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of November 2003

AREL COMMUNICATIONS AND SOFTWARE LTD.
(Translation of registrant's name in English)

3 Hayarden Street, Yavne, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

This Form 6-K is incorporated by reference into the Registrant's Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 under the Securities Act of 1933, declared effective on September 2, 1999 (Registration No. 333-10684).

This Form 6-K is incorporated by reference into the Registrant's Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 under the Securities Act of 1933, declared effective on June 28, 2000 (Registration No. 333-12076).

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTICE OF AN ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

December 31, 2003

        Notice is hereby given that an Annual and Special General Meeting of the shareholders of Arel Communications and Software Ltd. (the “Company”) will be held at the Company’s offices at 3 Hayarden St., Yavne, Israel, on December 31, 2003 at 11:00 (Israel time) for the following purposes:

1.	To elect sevendirectors to the Company’s board of directors for the coming year.

2.	To approve and ratify the appointment of Kesselman & Kesselman as the independent public accountants of the Company for the years ended December 31, 2002, December 31, 2003, and for the period commencing January 1, 2004 until the next annual meeting of the shareholders of the Company, and to authorize the audit committee of the Company’s board of directors to fix the remuneration of the auditors in accordance with the volume and nature of their services.

3.	To receive management’s report on the business of the Company for the years ended December 31, 2001 and December 31, 2002, including the Company’s consolidated balance sheet at December 31, 2001, and at December 31, 2002, and the consolidated statement of income for the years then ended.

4.	To approve the terms of the settlement and release agreements in connection with the dispute between the Company and W2Com.

5.	To approve the terms of a separation agreement with Mr. Zvi Klier, the former President of the Company.

6.	To approve the terms of an agreement with Mr. Izhak Gross, Chairman of the Board of Directors of the Company.

        Shareholders of record at the close of business on November 24, 2003, will be entitled to notice of, and to vote at, the meeting.

        Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors, BY: /S/ Izhak Gross —————————————— Izhak Gross Chairman of the Board of Directors Arel Communications and Software Ltd. November 26, 2003

PROXY STATEMENT

AREL COMMUNICATIONS AND SOFTWARE LTD.
3 Hayarden St.
Yavne
Israel

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
To be held on December 31, 2003

INTRODUCTION

        This Proxy Statement is being furnished to shareholders of Arel Communications and Software Ltd., an Israeli corporation (“Arel” or the “Company”), in connection with the solicitation of proxies by the board of directors of Arel (the “Board of Directors”) for use at an Annual and Special General Meeting of shareholders to be held on December 31, 2003 and at any adjournment thereof (the “Shareholders Meeting”). This Proxy Statement and the accompanying form of proxy are being mailed to our shareholders on or about November 26, 2003.

PURPOSE OF THE SHAREHOLDERS MEETING

        At the Shareholders Meeting, the shareholders of Arel will be asked to consider and vote upon the following matters:

1.	To elect sevendirectors to the Company’s board of directors for the coming year.

2.	To approve and ratify the appointment of Kesselman & Kesselman as the independent public accountants of the Company for the years ended December 31, 2002, December 31, 2003, and for the period commencing January 1, 2004 until the next annual meeting of the shareholders of the Company and to authorize the audit committee of the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services.

3.	To approve the terms of the settlement and release agreements in connection with the dispute between the Company and W2Com.

4.	To approve the terms of a separation agreement with Mr. Zvi Klier, the former President of the Company.

5.	To approve the terms of an agreement with Mr. Izhak Gross, Chairman of the Board of Directors of the Company.

        In addition, the shareholders may receive management’s report on the business of the Company for the years ended December 31, 2001, and December 31, 2002, including the Company’s consolidated balance sheet at December 31, 2001, and at December 31, 2002, and the consolidated statement of income for the years then ended.

VOTING

        Only holders of record of our ordinary shares, nominal value NIS 0.001 per share, at the close of business on November 24, 2003 (the “Meeting Record Date”), are entitled to vote at the Shareholders Meeting. As of such date, we had 13,128,466 ordinary shares outstanding and entitled to vote on the Meeting Record Date (without taking into account options and warrants to purchase our ordinary shares). Every ordinary share will entitle its holder to one vote upon each of the matters to be presented at the Shareholders Meeting. All such shares entitled to vote at the meeting are referred to herein as “Record Shares”. A quorum must be present in order for the Shareholders Meeting to be held. The presence in person or by proxy of at least two shareholders holding Record Shares that are entitled to vote in the aggregate at least 51% of the votes of all holders of Record Shares will constitute a quorum for the transaction of business at the Shareholders Meeting. Our Articles of Association do not permit cumulative voting for the election of directors or for any other purpose.

        Abstentions and broker non-votes are counted as shares present for the determination of a quorum.

        If within one-half hour from the time established for the commencement of the ShareholdersMeeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, January 7, 2003, at the same time and place, without it being necessary to notify the shareholders, or, if our board of directors so decides, to such other day, time and place as shall be determined by the board of directors by notice to the shareholders. If at such adjourned meeting a quorum is not present within one-half hour from the time appointed for holding the meeting, subject to applicable law, two members present in person or by proxy shall constitute a quorum.

        Proposals 1,2,4 and 5 to be presented at the ShareholdersMeeting require the affirmative vote of shareholders present in person or by proxy and holding Record Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposals.

        Proposal 3 to be presented at the ShareholdersMeeting requires the affirmative vote of shareholders present in person or by proxy and holding Record Shares amounting in the aggregate to at least: (i) the majority of the votes actually cast with respect to such proposal including at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes actually cast with respect to such proposal at the ShareholdersMeeting, provided that the total votes cast in opposition to such proposal by the disinterested shareholders does not exceed 1% of all the voting power in the Company. Shareholders are requested to notify us whether or not they have a Personal Interest in connection with Proposal No.3. (Please see the definition of the term “Personal Interest” below.) If any shareholder casting a vote in connection hereto does not notify us whether or not they have a Personal Interest with respect to Proposal No. 3, their vote with respect to Proposal No.3 will be disqualified.

PROXIES

        The enclosed proxy is being solicited for use at our Annual and Special General Meeting of shareholders to be held on December 31, 2003, or at any adjournment thereof. Proxies are being mailed and/or delivered in person to shareholders on or about November 26, 2003. We will bear the cost of the preparation and mailing of the proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by us.

        All Record Shares represented by properly executed proxies received by us at least twenty-four (24) hours prior to the meeting will, unless such proxies have been previously revoked, be voted at the Shareholders Meeting in accordance with the directions on the proxies. A shareholder may vote in favor of the proposal or against the proposal or may abstain from voting on the proposal. Shareholders should specify their choice on the accompanying proxy card. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the resolution proposed at the Shareholders Meeting. A shareholder returning a proxy may revoke it at any time up to one (1) hour prior to commencement of the meeting by: (i) communicating such revocation in writing to our Chief Financial Officer, or (ii) by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Shareholders Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Arel Communications and Software Ltd., 3 Hayarden Street, Yavne, Israel, 70600, Attention: Chief Financial Officer.

PRINCIPAL SHAREHOLDERS

The following table and notes thereto set forth certain information as of November 1, 2003, concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934, as amended) of ordinary shares by: (i) each person or entity who, to our knowledge, beneficially owned more than 5% of our outstanding ordinary shares and (ii) all current directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

	Ordinary Shares/Options Owned(1)
Name and Address	Number	Percent(2)
Izhak Gross 3 Hayarden Street Yavne 70600, Israel	992,619(3)	7.48%
Polar Communications Ltd. 21 Ha'arba'a Street Tel Aviv 64739, Israel	2,453,271	18.69%
Clayton L. Mathile TTEE 10 Courthouse Pl SW Suite 1100, Dayton OH 45402, USA	3,271,557(4)	24.92%
All officers and directors as a group (8 persons)	2,821,788(5)	20.28%

(1)	The table above includes the number of shares underlying options that are exercisable within 60 days of November 1, 2003. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them, except as described below.

(2)	The shares which are proposed to be returned to the Company under the terms of the settlement agreement with W2Com (see Proposal 3 below) are deemed issued and outstanding for the purposes of this table.

(3)	Includes options to purchase 150,000 ordinary shares at an exercise price of $3.16 per share expiring on June 1, 2004.

(4)	According to a Schedule 13D (amended), dated July 21, 2003, filed by Clayton L. Mathile, Mr. Mathile is the beneficial owner of, and has sole voting and dispositive power over, 3,271,557 shares, out of which 251,950 are owned by a limited liability company which Mr. Mathile controls.

(5)	Includes 42,619 shares held by Mr. Shimon Klier, one of our directors, 204,300 shares held by Mr. Zvi Klier, our former president who is Mr. Shimon Klier’s son and 700,000 shares held by relatives of Mr. Shimon Klier. Also includes options to purchase 784,250 ordinary shares at exercise prices ranging from $0.90 to $8.771 per share.

At the Shareholders Meeting, our shareholders will be asked to vote on the following proposals:

PROPOSAL NO.1

ELECTION OF SEVEN (7) DIRECTORS TO THE BOARD OF DIRECTORS

        Our board of directors has nominated the persons named below for election as directors to serve for the period until the next annual meeting of the shareholders of the Company and until their respective successors are duly elected and shall qualify. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the ordinary shares represented thereby “For” the election of the nominees listed below. If any of such nominees is unable to serve, the persons named in the proxy shall vote the ordinary shares for the election of such other nominees as our board of directors may propose. The following nominees have advised us that they will serve as directors if elected.

        The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation
Izhak Gross	57	Mr. Gross has served as one of our directors since 1988. He has served as Chairman of the Board of Directors since February 1997 and served as our chief executive officer since 1998 until mid-2002. He also served as our president from 1988 to 1997. Prior to 1988, he served as a managing director of Arel Computers and Software (1982)
Ltd. Mr. Gross holds a bachelor of science degree in physics from the Technion, Israel Institute of Technology.

Shimon Klier	65	Mr. Klier has served as one of our directors since 1982 and served as our chairman through 1996. Since 1996, he has served as chief executive officer and chairman of the board of directors of Imarad
Imaging System Ltd. He is the founder of Arel Energy Ltd.,
developers of solar energy systems, and served as its chairman and president since 1982. From 1972 until 1989, he served as a managing director of Argaman Industries Ltd. and as chairman of its
technology division. Mr. Klier holds a bachelor of science degree in industrial engineering from the Technion, Israel Institute of
Technology.

Rimon Ben-Shaoul	58	Mr. Ben Shaoul has served as one of our directors since November
2002. Since February 2001, Mr. Shaoul served as co-chairman, president and chief executive officer of Koonras Technologies Ltd., an investment company controlled by Polar Investments Ltd. From June
1997, Mr. Shaoul served as the president and chief executive officer of Clal Industries and Investments Ltd., one of Israel's largest holding companies primarily investing in the industrial and
high-tech sectors. Mr. Shaoul also served as a member of the board of directors of Clal (Israel) Ltd. and of various subsidiaries thereof. Between the years 1985 and June 1997, Mr. Shaoul served as the president and chief executive officer and a member of the board of directors of Clal Insurance Company Ltd., and as the chairman or member of the board of directors of various subsidiaries thereof.
Mr. Shaoul holds a bachelor of arts degree in economics and a master of business administration degree, both from Tel-Aviv University.

Leslie S. Banwart	54	Since 1996, Mr. Banwart has served as President of CYMI, Ltd., a family office located in Dayton, Ohio, which provides various services to the Mathile family as well as to the family's
foundation. In such capacity, one of Mr. Banwart's many
responsibilities is to ensure that strategic planning objectives are being properly implemented. Prior to joining CYMI, Mr. Banwart was a partner with Arthur Andersen, LLC, where he served for 25 years.
Mr. Banwart holds a bachelors of science degree in accounting from
Ferris State University in Big Rapids, Michigan.

Asher Schapiro	71	Mr. Schapiro has been a director of our company since January 2002.
In 1985, Mr. Schapiro founded a US based computerized marketing company and, since its formation, serves as its chairman of the board. Mr. Schapiro serves on the board of several Israeli
high-tech companies, including Arelnet, Imagine and First Access.
Since 1998, Mr. Schapiro serves as a senior consultant to Keppel
T&T, a Singapore based company in the telecommunications arena that has invested in Israeli companies.

Shlomo Shalev	40	Since 1997, Mr. Shalev has served as a vice president of Ampal
(Israel) Ltd., a subsidiary of Ampal-American Israel Corporation whose shares are traded on NASDAQ. From 1994-1997, Mr. Shalev served as Israel's vice counsel for economic affairs in San Francisco,
California. From 1993-1994, he served as an economic advisor to the general manager of Israel's Ministry of Industry and Trade. Mr.
Shalev also serves as a member of the board of directors of numerous
Israeli companies. Mr. Shalev holds a masters of business
administration degree from the University of San Francisco and a bachelors of arts degree in economics from Ben-Gurion University.

George Morris	59	Mr. Morris currently serves as a consultant to a number of companies and serves on the board of directors of two private companies.
Between May 1996 and April 2000, Mr. Morris held the position of senior vice president and chief financial officer of the Iams
Company, a global pet food company that was acquired by Proctor and
Gamble in 1999. Between 1993 and 1996, he held various positions with the Borden Corporation, including vice president of strategy, chief financial officer and president of the pasta and sauce business, the latter position which he held for almost 2 years before joining the Iams Company. Between the years 1972 and 1993,
Mr. Morris held various senior executive positions with General
Foods Corporation. Mr. Morris holds a bachelors degree in business administration in accounting from St. Bonaventure University, a masters of business administration degree from New York University, and has studied in the advanced management program at the Amos Tuck
Graduate Business School at Dartmouth College.

        As of November 1, 2003, our directors and executive officers, as a group, beneficially owned a total of 2,037,538 of our ordinary shares, or 15.52 % of the amount issued and outstanding.

        Our Articles of Association specify that, until determined otherwise by a general meeting of the shareholders of the Company, the number of directors will be at least two but not more than eight. Assuming the election of the nominees, the shareholders will have determined that the number of directors on our board of directors will be more than eight, as the nominees will serve along with our two outside directors.

Remuneration of Directors

        The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ending December 31, 2001, was $1,136,000, and during the year ending December 31, 2002, was $1,141,000. The figures do not include amounts set aside for or accrued to provide pension, retirement or similar benefits, but does include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid for by companies in Israel.

        The Board of Directors will present the following resolution at the Shareholders Meeting:

“RESOLVED, that Mr. Izhak Gross, Mr. Shimon Klier, Mr. Rimon Ben-Shaoul, Mr. Leslie Banwart, Mr. Asher Schapiro, Mr. Shlomo Shalev and Mr. George Morris are hereby elected to serve as members of the board of directors of the Company until the next annual meeting of shareholders and until their respective successors are duly elected and qualified.”

PROPOSAL NO.2

APPROVAL AND RATIFICATION OF APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

        The accounting firm of Kesselman & Kesselman has been appointed as our independent public accountants for the years ended December 31, 2002, December 31, 2003, and following the approval of our audit committee, for the period commencing January 1, 2004 until the next annual meeting of the shareholders of the Company. Kesselman & Kesselman has audited our books and accounts and performed other accounting services for us since 1988. Kesselman & Kesselman performed our yearly audit for the fiscal years ended December 31, 2001, and December 31, 2002.

        A representative of Kesselman & Kesselman will be invited to be present at the Meeting and will have an opportunity to make a statement, if so desired, and to respond to appropriate questions. In addition, the fees paid to Kesselman & Kesselman for its year 2002 audit and non-audit services shall be reported to our shareholders at the Meeting.

        The Board of Directors will present the following resolution at the Shareholders Meeting:

“RESOLVED, that the appointment of Kesselman & Kesselman as the independent public accountants of the Company for the years ended December 31, 2002, December 31, 2003, and for the period commencing January 1, 2004 until the next annual meeting of the shareholders of the Company, and the authorization of the audit committee of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services are hereby approved and ratified.”

        The Audit Committee of the Board of Directors recommends that the shareholders vote “FOR” the ratification of Kesselman & Kesselman as our independent public accountants.

PROPOSAL NO.3

TO APPROVE THE TERMS OF THE SETTLEMENT AND RELEASE
AGREEMENTS IN CONNECTION WITH THE DISPUTE
BETWEEN THE COMPANY AND W2COM

On August 8, 2000, we acquired substantially all of the assets and business activities of W2Com, LLC for an aggregate cash consideration of $2,250,000 and 3,681,818 newly issued ordinary shares. This acquisition was consummated pursuant to an asset purchase agreement, which we entered into with: M.E. Jones, Inc., W2Com, LLC (now called M.E. Jones Sub Ltd.), W2Com International, LLC, CYMI, Ltd., and Mitchell E. Jones. Under the terms of the asset purchase agreement, on August 8, 2000, 1,049,999 ordinary shares were deposited in two escrow accounts with National City Bank, to secure W2Com’s indemnification and post closing obligations to us.

The transaction documents provided that: (i) in the event that the business of W2Com would not generate gross revenues of at least $7,350,000 for the five month period commencing on August 1, 2000, and ending on December 31, 2000, we will be indemnified in an amount equal to the difference between the above specified revenue target and the amount of gross revenues actually generated by the W2Com business during that period; and (ii) in the event that the business of W2Com would incur net after tax losses which exceed $925,000 for the five month period commencing on August 8, 2000, and ending on December 31, 2000, we will be indemnified in an amount equal to the difference between the above specified maximum net tax losses target and the amount of net after tax losses actually incurred by the W2Com business during that period. The transaction documents provide that the indemnification amounts with respect to the failure to meet the above targets are to be paid from shares held in one of the escrow accounts, but if the value of the shares does not cover the indemnification amount, then the balance is to be paid in cash. We covenanted that, for the purposes of making the above determinations, we would operate the business of W2Com for the five month period between August 8, 2000, and December 31, 2000, in a manner consistent with the past ordinary business practice of W2Com.

On May 1, 2001, an audit of the W2Com financial statements for the five month period commencing on August 8, 2000, and ending on December 31, 2000, was completed and revealed gross revenues and net after tax losses that fell short of the targets specified above in an aggregate amount of approximately $3,820,000. On May 8, 2001, (i) we wrote to W2Com demanding to be paid the difference between the actual gross revenues and net after tax losses and the specified targets and (ii) we wrote to the escrow agent instructing it not to release the escrow shares but to have the shares delivered to us in accordance with the calculations in the transaction documents and due to claims that we raised regarding the asset purchase agreement. W2Com rejected our position including with respect to the escrow shares. The escrow agent responded in writing that it would release the escrow shares only at such time as this issue is resolved either by a court of law or to the satisfaction of both parties.

On June 4, 2002, we commenced legal proceedings in the Jerusalem District Court against M.E. Jones Sub, Ltd. (formerly W2Com, LLC), M.E. Jones Inc., CYMI Ltd., Mitchell E. Jones and certain other named parties seeking various remedies, including payment of $4,000,000 and the return to us of the 1,049,999 ordinary shares held in escrow. On June 12, 2002, M.E. Jones Sub, Ltd., M.E. Jones Inc., CYMI Ltd., and Mitchell E. Jones filed a lawsuit in the Common Pleas Court of Montgomery County, Ohio against us, our subsidiary, Arel Learning Solutions, Inc., and Mr. Izhak Gross, our chairperson, seeking various remedies in relation to the 1,049,999 ordinary shares held in escrow. On November 3, 2002, the W2Com defendants filed a counter suit against us in the Jerusalem District Court and a cross claim against Mr. Izhak Gross for $4,000,000 in damages and seeking other remedies.

In August 2002, pursuant to a court order issued by the Ohio Common Pleas Court, the 1,049,999 escrow shares were deposited with the Ohio Court. In September 2002, the Ohio Common Pleas Court granted our motion to dismiss the Ohio lawsuit, a decision that was affirmed by the Court of Appeals for Montgomery County, Ohio. The escrow shares are still being held by the Ohio Court.

W2Com also sued the escrow agent in the Ohio Common Pleas Court and the escrow agent counter sued W2Com and filed a cross claim against us. In relation this matter, in October 2003, all of the parties entered into a settlement and release agreement pursuant to which, in consideration of the escrow agent being paid $23,000, each party shall release each of the other parties with respect to their respective claims. We have agreed with CYMI Ltd. that one half of this amount will be paid by us and one half by CYMI Ltd.

Following protracted negotiations, the W2Com parties and we entered into a settlement and release agreement to settle the disputes between us, the material terms of which are as follows:

•	W2Com shall pay us $500,000;

•	200,000 of the escrow shares will be returned to us; and

•	the parties will mutually release each of the others from all claims under the asset purchase agreement.

Our audit committee and board of directors have each approved the terms of both settlement and release agreements.

The Board of Directors will present the following resolution at the Shareholders Meeting:

“RESOLVED, that the entering into, and the terms of, both of the settlement and release agreements in connection with the Company’s dispute with W2Com are hereby approved and ratified.”

This proposal requires the affirmative vote of shareholders present in person or by proxy and holding Record Shares amounting in the aggregate to at least: (i) the majority of the votes actually cast with respect to such proposal including at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes actually cast with respect to such proposal at the Shareholders Meeting, provided that the total votes cast in opposition to such proposal by the disinterested shareholders does not exceed 1% of all the voting power in the Company.

All shareholders voting at the Shareholders Meeting or prior thereto by means of the accompanying proxy card are requested to notify us whether or not they have a Personal Interest in connection with this Proposal as a condition for their vote to be counted with respect to this Proposal. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a Personal Interest with respect to this Proposal No. 3, his or her vote with respect to this Proposal No. 3 will be disqualified. For these purposes, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including: (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder, or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns or holds at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Our board of directors recommends a vote FOR approval of the entering into, and the terms of, both of the settlement and release agreements in connection with the Company’s dispute with W2Com.

PROPOSAL NO.4

TO APPROVE THE TERMS OF A SEPARATION AGREEMENT
WITH MR. ZVI KLIER, THE FORMER PRESIDENT OF THE COMPANY

After twelve years of dedicated service, Mr. Zvi Klier will be departing from the Company. Mr. Klier has served us in various roles since 1991. Mr. Klier has been serving as our president since January 1998. He served as the general manager of our IDEAL division from January 1996 through June 2003. Prior to that, he was the product manager of IDEAL since its initiation in 1993 and was responsible for several engineering and development tasks at Arel.

In July 2003, we entered into a separation agreement with Mr. Klier which provides for the following:

• Mr. Klier shall continue in our employ during the 10-month period following the date of the separation agreement. For such period, he will continue to receive his salary and social and other benefits. During the first 4 months of such period, Mr. Klier shall be available to provide services to us for no additional consideration, while for the remainder, he will be making use of his unused vacation days. After the first 4 months of such 10-month period, Mr. Klier has the option to shorten the period of his employment. If exercised, he will cease to receive his social and other benefits and will receive a lump sum payment in an amount equal to his monthly salary for each month remaining until the end of the 10-month period following the date of the separation agreement as payment for unused vacation days.

• He will have and will receive bonus payments of $15,000, $25,000 and $25,000 by August 31, 2003, November 1, 2003 and February 1, 2004 respectively for past services.

• We will transfer to him his Manager’s Insurance and further education funds which have an approximate value of $70,000.

•In accordance with Israeli law, we will pay to him severance pay as if his employment is terminated at the end of the aforementioned 10–month period with respect to Mr. Klier’s twelve years of service, out of which approximately $100,000 will not be covered by his Manager’s Insurance.

•The vesting period of 25,000 previously granted options shall be accelerated from January 1, 2004 to the date of the separation agreement. The exercise period with respect to 215,000 options (including the aforementioned 25,000 options) is extended by 2 months to 14 months. The 215,000 options have exercise prices ranging from $2.25 and $3.15.

Our audit committee and board of directors have each approved the terms of the separation agreement with Mr. Klier. Since Mr. Zvi Klier is an alternate director for Mr. Shimon Klier, our entering into the separation agreement may require the approval of our shareholders.

The Board of Directors will present the following resolution at the Shareholders Meeting:

“RESOLVED, that the entering into, and the terms of, the separation agreement with Mr. Zvi Klier are hereby approved and ratified.”

Our board of directors recommends a vote FOR approval of the entering into, and the terms of, the separation agreement with Mr. Zvi Klier.

PROPOSAL NO.5

TO APPROVE THE TERMS OF AN AGREEMENT
WITH MR. IZHAK GROSS, CHAIRMAN OF THE COMPANY

In connection with our hiring of Mr. Philippe Szwarc, our current chief executive officer, in May 2002, we entered into an agreement with Mr. Izhak Gross, regarding the cessation of Mr. Gross serving as our chief executive officer.

Mr. Gross is one of our founders who served as our chief executive officer since 1988 until May 2002 and as chairman of our board of directors since 1997. Pursuant to the agreement, Mr. Gross agreed to conclude his service as our chief executive officer and agreed to serve as the active chairman of our board of directors until such time that he or the Board of Directors determines. While serving as active chairman, he will continue to receive his monthly salary of $12,500 and other benefits customary in Israel. In the event of the termination of Mr. Gross’ service as active chairman, he will be entitled to his salary and other benefits for the six-month period thereafter, including payment of $520 for every accrued but unused vacation day. As of the date of the agreement, Mr. Gross had 189 accrued yet unused vacation days. We will transfer to him his Manager’s Insurance and further education fund. Additionally, the exercise period of previously granted options to purchase 150,000 of our ordinary shares at an exercise price of $3.16 per share was extended until May 31, 2004.

Our audit committee and board of directors have each approved the terms of the agreement with Mr. Gross. Since Mr. Gross was and is a director, our entering into the agreement requires the approval of our shareholders.

The Board of Directors will present the following resolution at the Shareholders Meeting:

“RESOLVED, that the entering into, and the terms of, the agreement with Mr. Izhak Gross described in the proxy statement, dated November 26, 2003, distributed to the shareholders of the Company are hereby approved and ratified.”

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposals described in this Proxy Statement.

ADDITIONAL INFORMATION

        Foreign Private Issuer. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov.

        As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

By Order of the Board of Directors, BY: /S/ Izhak Gross —————————————— Izhak Gross Chairman of the Board of Directors Arel Communications and Software Ltd. Yavne, Israel November 26, 2003